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                                                               FILE NO. 33-63841
                                                                  RULE 424(b)(3)



                       SUPPLEMENT DATED DECEMBER 22, 1998
                      TO PROSPECTUS DATED DECEMBER 5, 1995



                           NATIONAL MEDIA CORPORATION
                             15821 Ventura Boulevard
                                    Suite 570
                          Los Angeles, California 91436
                                 (818) 461-6400



         This Supplement to Prospectus supplements the Prospectus of National Media Corporation dated December 5, 1995 relating to the offer and sale by certain Selling Shareholders of shares of Common Stock. This Supplement supplements, amends and, to the extent of any inconsistencies in the Prospectus, replaces the information contained in the Prospectus. Investors should read the Prospectus in conjunction with the Supplement to Prospectus.

         The following is hereby added to the paragraph of text set forth immediately following the caption entitled Selling Shareholders and Related
Information:

         Pursuant to Rule 416(a) under the Securities Act of 1933, the number of shares of Common Stock issued, or issuable to the Selling Shareholders upon conversion of Series B Convertible Preferred Stock or exercise of warrants, is subject to adjustment by reason of stock splits, stock dividends and other similar adjustments in the Common Stock.

         The following Plan of Distribution is added to the Prospectus in replacement of any Plan of Distribution set forth in the Prospectus:

                              PLAN OF DISTRIBUTION

         The shares of Common Stock are being offered on behalf of the Selling Shareholders and National Media will not receive any proceeds from the Offering. The shares of Common Stock may be sold or distributed from time to time by the Selling Shareholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agent or may acquire such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be subject to change. The sale of the shares of Common Stock may be effected in one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the NYSE and PHLX; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into established trading markets, including direct sales to purchasers or sales effected through agents; (vi) any combination of the foregoing, or by any other legally available means. In addition, the Selling Shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of Common Stock in the course of hedging the position they assume with the Selling Shareholders. The Selling Shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of Common Stock, which shares of Common Stock may be resold thereafter pursuant to this Prospectus. There can be no assurance that all or any of the shares of Common Stock will be issued to, or sold by, the Selling Shareholders.

         Brokers, dealers, underwriters or agents participating in the sale of the shares of Common Stock as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders and/or


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purchasers of the Common Stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Shareholders and any broker-dealers or other persons who act in connection with the sale of the Common Stock hereunder may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of such shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither National Media nor the Selling Shareholders can presently estimate the amount of such compensation. National Media knows of no existing arrangements between the Selling
Shareholders and any other Shareholders, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of Common Stock.

         The Selling Shareholders and any other persons participating in the sale or distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Shareholders or any other such persons. The foregoing may affect the marketability of the Common Stock.

         National Media will pay substantially all of the expenses incident to the registration, offering and sale of the Common Stock to the public other than commissions or discounts of underwriters, broker-dealers or agents. National Media has also agreed to indemnify the Selling Shareholders and certain related persons against certain liabilities, including liabilities under the Securities Act.